● REG CF · LIVE RAISE · MIN $285

Skin cancer detected — <u>non-invasive</u>, in under 1.5 seconds.

Vita Imaging is transforming cancer diagnostics with AURA™ — a patented device built on 20 years of R&D and $20M+ in institutional investment, now in the final stages of FDA market clearance and CE Mark for the EU market.

Invest from $285 →   ▶ Watch AURA™ in action

✓ Reg CF   ✓ 8 Issued Patents   ✓ Common Stock



Zero biopsies. Zero waiting.

⚡ Raman spectroscopy delivers results in 1.5 seconds.

The Aura product is pre-FDA approval and is not yet available in the market

Non-invasive cancer detection in under 2 seconds

MIN INVEST	PRICE / SHARE	SECURITY	TOTAL RAISED	INVESTORS	
$285	$5.70	Common Stock	$0.00	0	Invest Now

★ REASONS TO INVEST

Why investors are backing Vita Imaging

Vita Imaging

A patented non-invasive diagnostic, a founder who scaled to NASDAQ, and peer-reviewed science from Harvard, Imperial College & UBC. Here's the short version.

01
Making a Real Difference

1 in 5 people will develop skin cancer. AURA™ diagnoses it in 1.5 seconds without a biopsy — potentially saving lives through earlier, faster detection.

02
Proven Founder Track Record

CEO Thinh Tran is a Stanford graduate who built Sigma Designs from a startup to a NASDAQ-listed company with a $2B+ market cap. He knows how to execute.

03
World-Class Validation

Peer-reviewed studies from Harvard University, Imperial College London, and UBC. Exclusive partnerships with BC Cancer Agency. $20M+ in institutional R&D investment.

04
Near-Term Commercialization

FDA clearance expected in 2026. AMA Category III CPT code effective January 2026. Multi-site VA hospital clinical trials underway. 8 issued patents protect the IP.

Invest in Vita Imaging →

★ ▶ SEE IT IN ACTION

Watch AURA™ do real work

Vita Imaging Campaign Video
Vita Imaging




VITA IMAGING

Non-invasive cancer detection in under 2 seconds

Watch on ▶ YouTube

The Aura product is pre-FDA approval and is not yet available in the market

---



Our Solution

Meet AURA™
No scalpel. No waiting. No guessing.

- **First-of-its-Kind** Raman Spectroscopy Device
- **Non-Invasive,** Nearly Instantaneous Diagnosis

Detects Skin Cancer in **<1.5 Secs**

★ THE PROBLEM · THE AURA™

Skin cancer diagnosis is still stuck in the past.

Skin cancer affects 1 in 5 Americans — over 5.4 million treated annually. Diagnosis still relies on biopsies: invasive, subjective, and costly at **$1.6B per year** in the U.S. alone. Delays in diagnosis can reduce survival rates, especially in melanoma.

AURA™ uses Raman spectroscopy to deliver real-time, non-invasive diagnosis in 1.5 seconds. No cutting. No anesthesia. No lab wait. Designed for dermatology clinics and primary care offices.



- Instantaneous Diagnosis
- **High Sensitivity +** Specificity in Real-Time



NEW 2026

The AMA CPT Editorial Panel announced a **Category III CPT code** for the Vita Imaging Aura — effective January 1, 2026. CPT reimbursement is on the horizon.

Invest before FDA clearance — **from $285**   **Invest Now**

★ ★ MARKET OPPORTUNITY

A multi-billion-dollar market, ripe for disruption.

The global cancer diagnostics market is projected to reach over $155B by 2030 — skin cancer alone is a $13.23B segment growing at 5.5% CAGR. With over 290,000 potential points of care in the U.S., AURA™ is positioned to capture meaningful market share.



Global Skin Cancer Diagnostic Market

$13.23B
$9.14B
5.5% CAGR
2023   2030



290K+
Potential points of care between dermatologists and PCPs in the U.S.

$13.23B	5.5%	290K+
Skin Cancer Market by 2030	CAGR 2023–2030	U.S. Points of Care

$1.6B
Annual Biopsy Cost (U.S.)

Invest in a $162B+ Market →



Revolutionizing Skin Cancer Detection and Diagnosis
$2M+ Raised to Date
$20M+ in Investment from Leading Institutions
8 Issued Patents

★ ★ BUSINESS OVERVIEW

What is Vita Imaging?

Vita Imaging is a medical technology company focused on transforming cancer diagnostics through AURA™ — a patented, non-invasive tool designed to detect skin cancer in under 1.5 seconds. Built on over 20 years of research and $20M+ in institutional investment, AURA™ leverages Raman spectroscopy to provide real-time, biopsy-free diagnosis.

The company plans to generate revenue through device sales, patented disposable consumables, maintenance contracts, and future AI data licensing. To date, Vita has raised $2.4M+ via crowdfunding and is actively pursuing FDA clearance with commercialization anticipated upon approval.

FDA clearance targeted **2026** — invest before commercialization

Invest Now







★ ★ TRACTION & MILESTONES

Validated in the clinic. Commercialization underway.

This isn't a pre-product raise. Performance & safety testing is complete, clinical validation studies are live at VA hospitals, and a CPT code is confirmed for 2026.

$2.4M+ Raised
Via crowdfunding from individual investors worldwide

$20M+ in R&D
By academic & government institutions over 20+ years

8 Issued Patents
Protecting core Raman spectroscopy technology & device IP

FDA Approval Pending
Actively pursuing clearance with 2026 target timeline

US Multi-Site Clinical Studies
Rigorous studies conducted at leading clinics and VA Hospitals

AMA CPT Code
Category III CPT code announced, effective Jan 2026



aura
Traction & Milestones
Exclusive Partnerships with
BC Cancer Agency
THE UNIVERSITY OF BRITISH COLUMBIA
Peer-Reviewed, with Studies from
HARVARD UNIVERSITY
IMPERIAL
THE UNIVERSITY OF BRITISH COLUMBIA
FDA Approval Pending
$2M+ Secured via Crowdfunding

Partners: **BC Cancer Agency • UBC • Harvard • Imperial College**

Invest Now

★ ★ HOW WE MAKE MONEY

A model built for long-term recurring revenue.

Device sales supported by recurring consumables and maintenance. Modular design keeps capital light as the company scales.



💻 Device Sales

AURA™ placements across dermatology clinics, primary care offices, hospitals, and medical spas.

🔬 Disposable Consumables

Recurring revenue from patented single-use tips required for each patient scan — calibration & cross-contamination prevention.

🔧 Maintenance Contracts

Annual service at ~10% of device price. Industry-standard recurring income stream.

🤖 Data & AI Licensing

Future revenue from spectral data licensing and AI diagnostic integrations across multiple cancer types leveraging its platform technology.

MEDICARE

Two Medicare administrative contractors covering Florida and certain mid-Atlantic states have included the NeviSense CPT code in their fee schedules. Management believes Medicare coverage for AURA™ is probable subject to FDA clearance, given its superior sensitivity and specificity.

Invest in Vita Imaging →

★ ★ THE TEAM

World-class leadership.

A Stanford-trained CEO with a proven NASDAQ track record, surrounded by 25+ year veterans in medtech, finance, and clinical research.



CHIEF EXECUTIVE OFFICER

Thinh Tran

Stanford graduate. Founder, CEO & Chairman of Sigma Designs (NASDAQ, $2B+ market cap) since 1982. Previously Founder & CEO of V-Silicon. Extensive experience in capital raising, M&A, and scaling startups.

CHIEF OPERATING OFFICER

Victoria Reade

25+ years in healthcare, medtech & clinical research. Executive roles at Scripps Clinic, PacifiCare & College Medical Center. Founded Ion Therapeutics and secured FDA device approval. MBA, Pace University.

CHIEF FINANCIAL OFFICER

Dzung Wright

30+ years of finance experience across public and startup companies spanning medical, telecom, device technology, digital arts, and internet technology sectors.

BC CANCER AGENCY | UNIVERSITY OF BRITISH COLUMBIA | HARVARD UNIVERSITY | IMPERIAL COLLEGE LONDON | VETERANS AFFAIRS

Invest Alongside This Team →

★ ★ INVESTOR BONUSES

Bonus shares for

early & loyal investors.

Vita Imaging is rewarding investors who move early and those who have already believed in us. Two bonus tiers — stack them if you qualify for both.

★ TIME-BASED INCENTIVE

+10% Bonus Shares

Invest within the first $300K raised

Invest during the early stage of this raise — within the first **$300,000 raised** — and receive **10% bonus shares** added to your investment automatically when the offering closes. The earlier you move, the more you stand to gain.

❤ LOYALTY BONUS

+10% Bonus Shares

Existing investors receive 10% bonus shares

Already an investor in Vita Imaging? You'll receive **10% bonus shares on your investment** as a thank-you for your continued support and belief in AURA™. Loyalty has its rewards.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

** Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Fractional shares will be rounded up.

Invest Now & Claim Your Bonus →

★ ★ THE TERMS

Clean, transparent, Reg CF.

Open to accredited and non-accredited investors. Offered through Highlander Crowdfunding (PicMii Crowdfunding, LLC).

OFFERING DETAILS	SEC FILINGS	QUESTIONS?
$5.70 **Per Share · Common Stock** Min. investment $285 (100 shares). Max offering $3,500,005.20 (614,036 shares). Pre-money valuation: $42,939,514. Deadline: September 30, 2026. **Invest Now →**	**Read the official offering documents** For full terms, risk factors, financials, and use of proceeds, review Vita Imaging's filings on the SEC's EDGAR system. **View SEC Filings →**	**Talk directly to the founders** Post a question about the company, the raise, or the AURA™. The Vita Imaging team answers publicly so every investor sees the response. **Jump to Q&A ↓**

SECURITY	PRICE / SHARE	MIN INVESTMENT	OFFERING MIN	OFFERING MAX	PRE-MONEY VAL.	DEADLINE
Common Stock	$5.70	$285	$9,997.80	$3,500,005	$42,939,514	Sep 30, 2026

★ ★ ASK THE FOUNDERS

Have a question?

Post a question about the company, the raise, or AURA™. The Vita Imaging team answers publicly so every investor sees the response.

BK	What's on your mind? Ask a question...

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★ ★ FAQ

Frequently asked questions.

- What is AURA™ and how does it work?
- Has AURA™ received FDA approval?
- What is the minimum investment and how do I invest?
- What type of security is being offered?
- What happens if the minimum raise target is not met?
- What is Vita Imaging's revenue model?
- Who are the key partners behind Vita Imaging?
- What are the risks of investing in Vita Imaging?



Join the mission to defeat skin cancer.

AURA™ is built on 20 years of science, backed by world-class institutions, and poised to transform how physicians detect cancer. Invest before FDA clearance.

Join the mission to defeat skin cancer.

AURA™ is built on 20 years of science, backed by world-class institutions, and poised to transform how physicians detect cancer. Invest before FDA clearance.

Invest in Vita Imaging Today →

RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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